[Letterhead of Keefe, Bruyette & Woods


August 10, 2009

VIA FACSIMILE AND EDGAR
-----------------------
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Cullman Bancorp, Inc.
          Registration Statement on Form S-1 (Registration Number 333-160167) Request for Acceleration of Effectiveness
          -------------------------------------------------------------------

Ladies and Gentlemen:

     In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Cullman Bancorp Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 Noon on Wednesday August 12, 2009, or as soon thereafter as may be practicable.

                                            Very Truly Yours,

                                            /s/ Keefe, Bruyette & Woods, Inc.

                                            Keefe, Bruyette & Woods, Inc.


Keefe, Bruyette & Woods * 211 Bradenton Ave. * Dublin, OH 43017
614.766.8400 * Fax 614.766.8406